UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

HARDINGE INC.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

412324 30 3

(CUSIP Number)

Robert E. Agan, Chairman of the Board, President and CEO,

Hardinge Inc., One Hardinge Drive, P.O. Box 1507,

Elmira, NY 14902-1507, Telephone: (607) 734-2281, with a copy to

J. Philip Hunter, Esq., Sayles, Evans, Brayton, Palmer & Tifft,

One West Church Street, Elmira, NY 14901; Telephone: (607) 734-2271

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 6, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 412324 30 3

1. Robert E. Agan S.S.# ###-##-####

2. (b) X

3.

4. Not Applicable

5.

6. U.S.A.

7. 222,285

8. 298,886

9. 222,285

10. 298,886

11. 521,171

12.

13. 5.63%

14. IN

SCHEDULE 13D

Item 1. Security and Issuer:

Common Stock, Par Value $.01 ("Shares")

Hardinge Inc.

One Hardinge Drive

P.O. Box 1507

Elmira, New York 14902

Item 2. Identity and Background:

(a) Name

Robert E. Agan

(b) Business Address

One Hardinge Drive

P.O. Box 1507

Elmira, NY 14902-1507

(c) Present principal occupation

Chairman of the Board, President and

Chief Executive Officer

(d, e) Legal proceedings

None

(f) Citizenship

U.S.A. - State of New York

Item 3. Source and Amount of Funds or Other Consideration:

Robert E. Agan has acquired shares of Hardinge Inc. common stock from time to time under various executive incentive stock plans of the Issuer, with personal funds and as co-trustee of the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan. As of the date hereof, 72,374 shares are owned individually; 112,500 shares are owned beneficially subject to various restrictions contained in restricted stock agreements with the Issuer; 13,141 shares are held for Mr. Agan's account in the Iss es are held as Trustee of six separate trusts for the benefit of Mr. Agan's children; and 298,886 shares are held as co-trustee of a trust under the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan.

Item 4. Purpose of Transaction:

Robert E. Agan's recent purchases of the Issuer's common stock, both for the account of the Issuer's Pension Plan in his capacity as co-trustee thereof and for his own account, are for investment purposes only. Mr. Agan has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

(a) Aggregate Number and Percentage Owned

521,171, 5.63% based on 9,251,317 shares outstanding on December 6, 1999 as reported by the Issuer.

(b) Number of Shares as to which such person has:

(i) sole power to vote or to direct the

vote 222,285

(ii) shared power to vote or to direct

the vote 298,886

(iii) sole power to dispose or to

direct the disposition of 222,285

(iv) shared power to dispose or to

direct the disposition of 298,886

(c) Transactions during past sixty days:

Mr. Agan, individually and as co-trustee of the Pension Plan, purchased the following shares in open-market transactions:

Number of Shares

Date Sold or Transferred Price per Share

11/23/99 1,000 (Pension Plan) $ 13.25

11/24/99 4,000 (Pension Plan) 13.25

11/30/99 2,000 (Individually) 13.50

12/2/99 4,000 (Pension Plan) 13.50

12/2/99 1,000 (Pension Plan) 13.375

12/2/99 2,500 (Pension Plan) 13.375

12/3/99 1,500 (Pension Plan) 13.50

12/6/99 1,000 (Pension Plan) 13.50

12/6/99 15,000 (Individually) 13.375

12/6/99 35,000 (Pension Plan) 13.375

(d) Rights of any other persons to owned Shares:

Under the Hardinge Inc. Pension Plan, Mr. Agan shares the power to vote and dispose of 298,886 shares with his co-trustee, Richard L. Simons. The Pension Plan participants (one of whom is Mr. Agan) indirectly have the right to the dividends received from, and the proceeds of the sale of, such shares. No shares under said Plan are specifically allocated to Plan participants.

Mr. Agan is the sole trustee with the power to vote and dispose of 24,270 shares held in six separate trusts for the benefit of his children. The beneficiaries of the trusts have the right to the dividends received from and the right to the proceeds of the sale of such shares.

Mr. Agan is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Agan, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's most recent proxy statement and in one Schedule 13D filed since the filing date of said proxy statement.

(e) Date upon which Ceased to be 5% Beneficial Owner:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships

with Respect to Securities of the Issuer:

298,886 Shares are held in trust by Robert E. Agan and Richard L. Simons, as trustees under a trust agreement pursuant to the provisions of the Hardinge Inc. Pension Plan. Mr. Agan shares the power to vote and dispose of said shares with his co-trustee pursuant to the terms of said Plan.

Item 7. Material to Be Filed as Exhibit:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 1999

Signature: /s/ J. Philip Hunter

Name: J. Philip Hunter, as Attorney-in-

Fact, pursuant to Power of

Attorney dated February 20, 1995,

original of which was previously

filed with the Commission